UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Silverleaf Resorts, Inc.
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

828395103
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 2, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 828395103 Page 2 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of
Shares        8 Shared Voting Power
Beneficially    7,577,219 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person
With         10 Shared Dispositive Power
                7,577,219 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

7,577,219 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

20.6%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D

CUSIP No. 828395103 Page 3 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,571,426
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                11,571,426

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,571,426

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.4%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 828395103 Page 4 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of
Shares        8 Shared Voting Power
Beneficially    3,994,206 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person
With         10 Shared Dispositive Power
                3,994,206 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,994,206 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

10.8%

14. Type of Reporting Person (See instructions)

PN

Schedule 13D

CUSIP No. 828395103 Page 5 of 10 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        11,571,425 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                11,571,425 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

11,571,425

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

31.4%

14. Type of Reporting Person (See instructions)
CO

Page 6 of 10 Pages
Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value
$.01 per share (the "Common Stock") issued by Silverleaf
Resorts, Inc., a Texas corporation (the "Company"), whose principal executive offices are located at 1221 River Bend
Drive, Suite 120, Dallas, Texas 75247.

Item 2. Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace") and Grace
Investments, Ltd., an Illinois limited partnership ("Grace
Investments").  Bradford T. Whitmore ("Whitmore") and
Spurgeon Corporation ("Spurgeon") are the general partners of Grace and Grace Investments.

(b) The business address of Grace, Grace Investments and
Whitmore is 1560 Sherman Avenue, Suite 900, Evanston,
Illinois 60201.  The business of Spurgeon is 290 South
County Farm Road, Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest, and trade in securities. The principal business of Grace Investments is to invest and trade in securities.
Whitmore's principal occupation is that of being a general partner of Grace and Grace Investments. The principal business of Spurgeon is that of being a general partner of Grace and Grace Investments. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to , federal or state securities laws or finding any violation with respect to such laws.

(f) Grace and Grace Investments are Illinois limited partnerships and Spurgeon is an Illinois corporation.
Whitmore is a citizen of the United States.

Page 7 of 10 Pages

Item 3.  Source and Amount of Funds

The shares of Common Stock to which this Schedule 13D relates (the "Shares") were issued pursuant to an exchange offer commenced by the Company March 15, 2002 (the
"Exchange Offer"), in which the Filers tendered previously outstanding 10-1/2% Senior Subordinated Notes (the "Old
Notes"). The Old Notes had been purchased by the Filers with working capital and partnership funds.

Item 4. Purpose of Transaction.

The Filers participated in the Exchange Offer because they viewed it as the best option to maintain the value of their existing investment in the Old Notes. Reference is made to the Company's May 3, 2002 filing on Form 8-K, generally describing the Exchange Offer and its effects.

The Filers desire to effect certain corporate governance
changes, as more particularly described in Exhibit B to
this Schedule 13D, which will require changes to the
Company's charter and by-laws.   Also as noted in that
Exhibit, the Filers have obtained the agreement of Robert
E. Mead, the Chairman and Chief Executive Officer of the
Company, to assist the Filers in this effort generally, and to vote his own shares in favor of these changes.

The Filers may, depending on market conditions and other factors they deem material, purchase additional shares of Common Stock or dispose of all or a portion of the Shares that they now own or any shares of Common Stock they may hereafter acquire.

Except as set forth herein, the Filers have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing, Grace beneficially owns 7,577,219 shares of Common Stock, representing approximately 20.6% of the outstanding shares of Common Stock. Grace Investments beneficially owns 3,994,206 shares of Common Stock, representing approximately 10.8% of the outstanding shares of Common Stock. As general partners of Grace and Grace Investments, Whitmore and Spurgeon may be deemed beneficial owners of 11,571,425 shares of Common Stock, or 31.4% of the outstanding shares of Common Stock, although they otherwise disclaim beneficial ownership.

Page 8 of 10 Pages

(b) Grace:  shared voting power (with Whitmore and Spurgeon)
7,577,219 Shares

Grace Investments: shared voting power (with Whitmore and Spurgeon) 3,994,206 Shares

Whitmore:  shared voting power (with Grace, Grace
Investments and Spurgeon) 11,571,425 Shares

Spurgeon:  shared voting power (with Grace, Grace
Investments and Whitmore) 11,571,425 Shares

(c) The Shares were acquired in the Exchange Offer. No other transactions have occurred in the last 60 days.

(d) No person other than the Filers is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of the Shares.

(e)	N/A

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

Exhibit B - Letter Agreement dated April 12, 2002 between
Robert Mead and Grace regarding certain corporate governance matters.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be Filed as Exhibits

Exhibit A - Directors and Executive Officers of Spurgeon
Corporation

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: May 15, 2002

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Grace Investments, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Page 9 of 10 Pages

Exhibit A
Director and Officers of Spurgeon Corporation

Judith M. Van Kampen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

Karla M. Van Kampen-Pierre
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director of Spurgeon.  Trustee of Judith M. Van Kampen
Trust which is Manager of Van Kampen Asset Management
Company, LLC.

David Wisen
Box 770
101 Washington St.
Grand Haven, MI 49417-0070
Director and President of Spurgeon.  President of Van
Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Secretary of Spurgeon.  Trustee of
Judith M. Van Kampen Trust which is Manager of Van
Kampen Asset Management Company, LLC.  Senior Vice
President and General counsel of Van Kampen Asset
Management Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon. Controller of Grace Brothers, Ltd. and Senior Vice President and
Treasurer of Van Kampen Asset Management Company, LLC.

J. Timothy Onufrock
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Assistant Secretary of Spurgeon.

All are United States Citizens.

The Business address of Van Kampen Asset Management
Company, LLC is 290 South County Farm Road, Third Floor,
Wheaton, IL 60187.  The principal business of Van Kampen
Asset Management Company, LLC is investment and asset management.

Page 10 of 10 Pages

Exhibit B
Letter Agreement dated April 12, 2002 between Robert Mead and Grace regarding certain corporate governance matters.

April 12, 2002

Robert Mead
Silverleaf Resorts, Inc.
1221 River bend Drive
Dallas, TX 75247

Re:  Corporate issues of Silverleaf Resorts, Inc. (the
"Company")

Dear Bob:

The purpose of this letter is to describe the understanding reached between us today relating to the Offer to Exchange the Silverleaf 10-1/2% notes for, among other consideration, shares of common stock of the Company (the
"Exchange").

In exchange for us agreeing to participate in the Exchange, you agree that, in your capacity as a shareholder as well as a director of the Company, you will endeavor, as soon as practicable after the Exchange is completed, to cause a meeting of shareholders to take place, which meeting will be for the purpose of voting on corporate issues of the Company as follows:
1. A proposal to modify the Company's Charter to provide that all provisions in the Charter may be amended by a majority vote of all shares outstanding.
2. Modify the Charter (and any other governing document, if applicable) to remove the provision for a staggered
Board of Directors, and provide for election of directors at the annual meeting of shareholders, whose term shall be for one year.
3.  Modify the Company's Articles of Incorporation or
Bylaws, as necessary, to expressly elect to not be governed by the Texas Business Combination Law; and provide that a merger, share exchange, consolidation, dissolution, or sale of all or substantially all of the assets of the Company must be approved by a majority vote of all shares outstanding (which currently requires 2/3 of the votes).

Further, you agree to vote, at any shareholder meeting convened to vote on these proposals, all of your shares currently held, as well as any additional shares you acquire (to include all shares, held directly or indirectly, over which you have control), in favor of the modifications described above. In the event that the modifications can otherwise be made without a formal meeting, you agree to vote your shares to accomplish such modifications.

Sincerely,                            Agreed:

By: /s/ Bradford T. Whitmore          By: /s/ Robert Mead
Bradford T. Whitmore                  Robert Mead
General Partner